EXHIBIT 4.128
ERGO MINING – Shareholders Agreement
Execution Version
Memorandum of Agreement
Made and entered into between:-
CROWN GOLD RECOVERIES (PROPRIETARY) LIMITED
(Reg No1988/005115/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Themba Gwebu, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the
15
th
day of August 2008, and a certified copy whereof is annexed hereto   marked "A");
of the first part;
and

ERGO URANIUM (PROPRIETARY) LIMITED
(Reg No 2007/017509/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Diederik Albert Willem van der
Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at
Johannesburg on the 15
th
day of August 2008, and a certified copy whereof is annexed
hereto  marked "B");
of the second part;
and
ERGO MINING (PROPRIETARY) LIMITED
(Reg No 2007/004886/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Lloyd Dunbar Birrell, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the
15
th
day of August 2008, and a certified copy whereof is annexed hereto    marked "C");
of the third part.
1.
Definitions
1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-

1.1.1
“AGREEMENT”
shall mean this agreement between the
PARTIES and shall be deemed to
include all annexes thereto which shall
be initialled or signed, as the case may
be, by the PARTIES for purposes of
identification;
1.1.2
“ANCILLARY
AGREEMENTS”
shall mean the interlinking agreements
more fully described in the schedule
thereof annexed hereto and    marked
“D”;
1.1.3
“AUDITORS”
shall mean the auditors of the
COMPANY from time to time as
appointed by the COMPANY in general
meeting, initially KPMG of
Johannesburg;
1.1.4
“BEE”
shall have the meaning ascribed thereto
in terms of the Broad Based Black
Economic Empowerment Act, No 53 of
2003, as read with the MINERAL ACTS;
1.1.5
“BOARD”
shall mean the board of directors of the
COMPANY from time to time;

1.1.6
“BUSINESS”
shall mean the mineral resources mining
and exploration business of the
COMPANY conducted by it under the
style of “Ergo Mining” from the
PROPERTY;
1.1.7
“CLOSING DATE”
shall mean the date of the fulfilment or
waiver of the condition precedent in
clause 3 infra or at latest 3 (three)
business days thereafter;
1.1.8
“COMPANIES ACT”
shall mean the Companies Act, No 61 of
1973, as amended;
1.1.9
“COMPANY”
shall mean Ergo Mining (Proprietary)
Limited, the authorised share capital
whereof is R1 000,00 (one thousand
rand) divided into 1 000 (one thousand)
ordinary par value shares of R1,00 (one
rand) each and the issued share capital
whereof:-
1.1.9.1
as at the EFFECTIVE
DATE is R300,00 (three
hundred rand) divided into
300 (three hundred)

ordinary par value shares
of R1,00 (one rand) each,
the registered and/or
beneficial owners whereof
as at such date are:-
•
DRD SA as nominee
for CROWN - 150
(one hundred and fifty)
shares; and
•
MINTAILS SA as
nominee for ERGO
URANIUM - 150 (one
hundred and fifty)
shares;
1.1.9.2
as at the CLOSING DATE
will be R600,00 (six
hundred rand) divided into
600 (six hundred) ordinary
par value shares of R1,00
(one rand) each, the
registered and/or beneficial
owners whereof will be:-

•
ERGO URANIUM -
300 (three hundred)
shares; and
•
CROWN - 300 (three
hundred) shares;
1.1.10
“CROWN”
shall mean Crown Gold Recoveries
(Proprietary) Limited, a subsidiary of
DRD SA and a company vested with
mining rights entitling it, inter alia, to
conduct mining operations on behalf of
others;
1.1.11
“DISPOSE”
shall in relation to any shares in the
COMPANY from time to time mean sell,
alienate, dispose of, transfer,
hypothecate, encumber or deal with in
any similar such manner and
“DISPOSED” or “DISPOSITION” or
“DISPOSAL” shall have a
corresponding meaning;
1.1.12
“DME”
shall mean the Department of Minerals
and Energy of the Government of the

Republic of South Africa;
1.1.13
“DRD SA”
shall mean DRDGold South African
Operations (Proprietary) Limited (Reg
No 2005/033662/07), a company
controlled by DRDGold Limited, a public
company listed on the JSE Limited
Securities Exchange;
1.1.14
“DRD SA FACILITY
AGREEMENT”
shall mean the loan agreement to be
entered into by and between DRD SA
as lender and the COMPANY as
borrower and substantially upon the
terms and conditions more fully set forth
in the specimen agreement annexed
hereto and   marked “E” or with such
amendments as the parties thereto may
reasonably determine;
1.1.15
“EFFECTIVE DATE”
shall mean the date of signature of the
AGREEMENT by the PARTY last
signing same;
1.1.16
“ELSBURG JV”
shall mean Elsburg Gold Mining Joint
Venture, the participants whereunder
and their proportionate joint venture

interests are as at the EFFECTIVE
DATE and will be as at the CLOSING
DATE, as follows:-
1.1.16.1
MOGALE - 50% (fifty per
centum); and
1.1.16.2
ERPM - 50% (fifty per
centum);
1.1.17
“ERGO URANIUM”
shall mean Ergo Uranium (Proprietary)
Limited and shall be deemed to include
its successors in title or permitted
assigns, the registered and beneficial
owner(s) of the total issued share
capital whereof:-
1.1.17.1
as at the EFFECTIVE
DATE is MinTails Gold and
Uranium Limited of
Mauritius; and
1.1.17.2
as at the CLOSING DATE,
will be:-
•
MinTails Gold and

Uranium Limited of
Mauritius – 74%
(seventy four) per
centum); and
•
a Black Economic
Empowerment Trust or
entity established in
compliance with BEE
criteria - 26% (twenty
six per centum);
1.1.18
“ERGO URANIUM
FACILITY
AGREEMENT”
shall mean the loan agreement to be
entered into by and between ERGO
URANIUM as lender and the
COMPANY as borrower and
substantially upon the terms and
conditions more fully set forth in the
specimen agreement annexed hereto
and   marked “F”   or with such
amendments as the parties thereto may
reasonably determine;
1.1.19
“ERPM”
shall mean East Rand Proprietary Mines
Limited, a wholly owned subsidiary of

DRD SA;
1.1.20
“FACILITIES
AGREEMENTS”
shall collectively mean the DRD SA
FACILITY AGREEMENT and the ERGO
URANIUM FACILITY AGREEMENT;
1.1.21
“LOAN ACCOUNT/S”
shall in relation to either
SHAREHOLDER  mean all amounts
which may be or become owing by the
COMPANY to such SHAREHOLDER
from whatsoever cause arising as at and
after the EFFECTIVE DATE, and shall
be deemed to include the advances by
DRD SA and MINTAILS SA under the
FACILITIES AGREEMENTS;
1.1.22
“MANDATORY
LOANS”
shall mean the mandatory loans as
reflected in the FACILITIES
AGREEMENTS by the lenders
thereunder, namely DRD SA and ERGO
URANIUM respectively, to the
COMPANY;
1.1.23
“MINERAL ACTS”
shall mean:-
1.1.23.1 the Minerals Act, No 50 of

1991, as amended;
1.1.23.2
the MPRDA; and/or
1.1.23.3 the Mining Charter of the
Republic of South Africa;
1.1.24
“MINTAILS AUS”
shall mean MinTails Limited, a public
company incorporated in Australia and
which is listed on the Australian Stock
Exchange;
1.1.25
“MINTAILS SA”
shall mean MinTails SA (Proprietary)
Limited, a company indirectly controlled
by MINTAILS AUS;
1.1.26
“MOGALE”
shall mean Mogale Gold (Proprietary)
Limited (Reg No 1996/010274/07),
presently a wholly owned subsidiary of
MINTAILS SA and in the course of
being restructured to facilitate the entry
of a BEE shareholder;
1.1.27
“MPRDA”
shall mean Mineral and Petroleum
Resources Development Act No 28 of

2002 as amended;
1.1.28
“PARTIES”
shall mean all three parties to the
AGREEMENT;
1.1.29
“PROPERTY”
shall mean the property from which the
BUSINESS is conducted, that is 1
st
Floor, North Wing, Lord Charles Office
Park, 337 Brooklyn Road, Pretoria;
1.1.30
“SHAREHOLDERS”
shall in relation to the COMPANY and
with effect from the EFFECTIVE DATE,
mean any either or both of CROWN or
ERGO URANIUM, as the case may be;
1.1.31
“SHAREHOLDING
UNIT/S”
shall in relation to either
SHAREHOLDER collectively mean such
SHAREHOLDER's shareholding in the
COMPANY together with its LOAN
ACCOUNT which shall include any
amounts advanced by DRD SA and
MINTAILS SA pursuant to the
FACILITIES AGREEMENTS;
1.1.32
“VALUATION”
shall mean the value to be attributed to
any SHAREHOLDING UNIT in the

COMPANY from time to time as
determined (in the absence of a written
agreement between the PARTIES as to
the value) and certified by an
independent firm of public accountants
and auditors practising at Johannesburg,
who shall be afforded unrestricted
access to the books and records of the
COMPANY for such purpose and who
shall take the following factors into
consideration in their determination:-
•
the BUSINESS shall be valued as
a going concern;
•
there shall be no discount in
respect of a minority interest;
•
any LOAN ACCOUNT (which shall
be deemed to include any
advances by DRD SA and ERGO
URANIUM under the FACILITIES
AGREEMENTS) shall, in the
absence of any factors to the
contrary, be determined at face
value; and

•
such other generally recognised
market related criteria, inter alia,
the then Black Economic
Empowerment status of the
COMPANY.
1.2 Words importing:-
1.2.1
the singular shall include the plural and vice versa;
1.2.2 any one gender shall include the others;
1.2.3 persons shall, where the context admits, include firms or corporations.
1.3 Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.
1.4 Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.
1.5
When any number of days is prescribed in the AGREEMENT, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South
Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

1.6
The use of the word “including” followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.
1.7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the AGREEMENT.
1.8
The terms of the AGREEMENT having been negotiated, the contra proferentem rule shall not be applied in the interpretation thereof.
1.9 Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example “winding-up” or
“curatorship”) shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the
AGREEMENT may apply or to the laws of which any party cited hereunder may be or become subject.
1.10
Any reference in the AGREEMENT to “permitted assigns” shall mean those permitted in writing by either PARTY to any proposed assignment.
2.
Recordal
It is recorded that:-

2.1
CROWN (as the nominee of DRD SA) and ERGO URANIUM (as the nominee of MINTAILS AUS) are the beneficial owners respectively in equal proportions of the total issued share capital of the COMPANY and, to the extent applicable, the legal holders of their respective LOAN ACCOUNTS; and
2.2
the PARTIES are desirous of entering into a shareholders agreement to be operative with effect from the CLOSING DATE to incorporate those provisions which will, with effect from such date, govern the relationship of the
SHAREHOLDERS inter se and of their nominees as directors of the
COMPANY.
3.
Condition Precedent
3.1
Notwithstanding anything to the contrary in the AGREEMENT contained, same shall be subject to the conclusion of the ANCILLARY AGREEMENTS by the respective parties thereto, on or before the 21 August 2008.
3.2 Should the aforesaid condition not be fulfilled or waived (in writing) within the period afore referred to or within such extended period/s as the PARTIES may in writing agree upon then and in such event only this AGREEMENT shall be deemed null and void ab initio and the PARTIES shall to the extent pertinent be obliged to restore each other as near as possible to the status quo ante.

3.3
The PARTIES reciprocally warrant in favour of each other that they will in good faith use their best endeavours to procure the timeous fulfilment or waiver, as the case may be, of the condition precedent.
4.
Share Capital of the COMPANY
Following on the CLOSING DATE, it is recorded that the total issued share capital of the COMPANY will have been increased from R300,00 (three hundred rand) divided into 300 (three hundred) ordinary par value shares of R1,00 (one rand) each to
R600,00 (six hundred rand) divided into 600 (six hundred) ordinary par value shares of
R1,00 (one rand) each, which shall be held as to:-
4.1
CROWN - 300 (three hundred) shares; and
4.2
ERGO URANIUM - 300 (three hundred) shares.
5.
Main Objectives of the COMPANY
5.1
The COMPANY shall, unless determined to the contrary at a general meeting, carry on the BUSINESS.
5.2 The aforegoing provisions, however, shall not be interpreted to mean that the
COMPANY shall be prevented from carrying on any other business or activity permitted by its Memorandum of Association, to be amended from time to time if need be, as provided in clause 6.1 infra.

6.
Articles of Association of the COMPANY and its subsidiaries
6.1
The SHAREHOLDERS acknowledge that the Articles of Association of the
COMPANY shall at all times be subordinate to the provisions of the
AGREEMENT and in the event of any conflict the provisions of the
AGREEMENT shall at all times prevail. In no way derogating from the aforegoing the BOARD shall, if so determined by it, at any time after the
CLOSING DATE, cause the Articles of Association of the COMPANY to be amended to accord herewith.
6.2
The aforegoing shall be deemed to apply mutatis mutandis to the Articles of
Association of any subsidiaries of the COMPANY, if applicable, from time to time.
7.
AUDITORS/Secretary/Bankers
7.1
It is recorded that the AUDITORS have been appointed as such to the
COMPANY.
7.2 It is recorded that The Standard Bank of South Africa Limited, Johannesburg
Branch, is the banker to the COMPANY,
and the aforegoing appointments shall, save where stated to the contrary, be maintained unless determined to the contrary by the COMPANY in general meeting.

8.
Financial Year End
Unless determined by the BOARD to the contrary, the financial year-end thereof shall be the last day of June of each calendar year. Notwithstanding the aforegoing, where financial statements are to be prepared for other financial periods, then the
SHAREHOLDERS shall procure that the COMPANY takes the appropriate steps to do
so.
9.
Directors
9.1
Appointment of Directors of the COMPANY
The following rights/restrictions shall attach to the SHAREHOLDERS namely:-
9.1.1
CROWN shall be entitled (but not obliged), by written notice to the remaining SHAREHOLDER to appoint 4 (four) directors to the
BOARD and to remove any such director and replace any such
director who is so removed or who ceases for any other reason to be a director of the COMPANY. Should any one of the aforesaid
appointees cease to be a director for whatever reason, then and in such event CROWN shall be entitled to nominate another or others, as the case may be, in his/their stead. In no way derogating from the aforegoing, it is recorded that CROWN shall in addition be entitled to appoint a nominated representative who shall be entitled to receive notice of, to attend and to speak at all meetings of the BOARD, but shall not be entitled to vote at any such meeting;
9.1.2
ERGO URANIUM shall be entitled (but not obliged), by written notice to the remaining SHAREHOLDER to appoint 4 (four) directors to the
BOARD and to remove any such director and replace any such
director who is so removed or who ceases for any other reason to be a director of the COMPANY. Should any one of the aforesaid
appointees cease to be a director for whatever reason, then and in such event ERGO URANIUM shall be entitled to nominate another or others, as the case may be, in his/their stead. In no way derogating from the aforegoing, it is recorded that ERGO URANIUM shall in addition be entitled to appoint a nominated representative who shall be entitled to receive notice of, to attend and to speak at all meetings of the BOARD, but shall not be entitled to vote at any such meeting;
9.1.3
each of the SHAREHOLDERS’ nominees on the BOARD shall be
entitled, upon written notification to the COMPANY, to nominate an alternate who shall be acceptable to the BOARD;
9.1.4
the BOARD shall be entitled from time to time to appoint senior key employees of the COMPANY to the BOARD as also independent
non-executive directors.

9.2
Meetings of the BOARD
9.2.1
There shall be no quorum at meetings of the BOARD unless 4 (four)
directors or their alternates are present at the commencement and throughout the meetings and 2 (two) of whom shall at all times be the appointees of CROWN and 2 (two) the appointees of ERGO
URANIUM.
9.2.2
Resolutions of the BOARD, in order to be of force and effect, will be required to be passed unanimously.
9.2.3
The directors of the COMPANY shall not be required to hold a qualification share.
9.2.4
The chairman of the COMPANY (who shall not have a second or
casting vote) shall be appointed by the BOARD and shall be rotated at annual intervals unless otherwise unanimously agreed by the
BOARD so as to enable the nominee of each of the
SHAREHOLDERS to fill such appointment from time to time. It is recorded in this context that it is the ultimate intention of the
SHAREHOLDERS to eventually appoint a non-executive chairman to the BOARD.
9.2.5 At least 14 (fourteen) days written notice shall be given of any meetings of the BOARD unless, in the discretion of the chairman of the BOARD, a decision of such BOARD is required on an urgent basis in which event the meeting may be called on a shorter period of notice. At least 7 (seven) days before any meeting of the BOARD, the Chairman shall procure that an agenda of the matters to be discussed at a meeting is given to each SHAREHOLDER - matters not on the agenda shall not be discussed unless all the nominees of the SHAREHOLDERS are present. If the meeting is called on less than 14 (fourteen) days notice, an agenda shall be given concurrently with the convening of the meeting. If the agenda for the meeting is not given timeously to each SHAREHOLDER then, notwithstanding anything to the contrary, no meeting may be held until the agenda is given. The agenda shall not contain an item headed "general" and it shall not be competent to consider any such item unless a nominee of each of the SHAREHOLDERS is present and expressly consents thereto in writing.
9.2.6
If no quorum is present at any meeting of the BOARD, the meeting shall be adjourned to a date 7 (seven) days later, at the same time and venue, or if that day is a Saturday, Sunday or public holiday, to the next succeeding business day and if at such adjourned meeting a quorum is not present within fifteen minutes from the time of that meeting, the director/s present shall constitute a quorum provided there are an equal number of nominees of CROWN and ERGO
URANIUM. Written notice of such adjournment specifying the
business to be dealt with at the adjourned meeting shall be given forthwith to all directors; if written notice is not given to the
SHAREHOLDERS, the adjourned meeting may not be held until

notice is given in the manner set out above. The adjourned meeting may only deal with the matters not dealt with and specified on the agenda at the time the meeting was adjourned for lack of a quorum and shall expressly exclude "general" items. Resolutions of the
BOARD at the adjourned meeting in order to be of force and effect, will be required to be passed unanimously.
9.2.7
After the CLOSING DATE the BOARD shall meet at quarterly
intervals and more often if so required.
9.2.8
A round robin resolution of the BOARD signed by all the directors entitled to be present at such meeting shall be as valid and effective as if it had been adopted at a duly convened meeting of the BOARD and provided that such resolution has been passed unanimously.
9.3 The provisions of clauses 9.2.1 to 9.2.8 supra shall apply, alternatively be deemed to apply mutatis mutandis to the board of directors of the wholly owned subsidiaries of the COMPANY from time to time unless circumstances militate against such provisions.
9.4
In no way derogating from any of the aforegoing should the BOARD establish an executive committee or committees from time to time, then each of the
SHAREHOLDERS shall be entitled to be represented on all such committees.
In such context it is expressly recorded that the BOARD shall establish a remuneration committee, the members whereof shall be the Chairman and a majority of non-executive directors. Pending the establishment of the aforegoing remuneration committee, the full BOARD shall perform the functions of the intended committee.
9.5
Notwithstanding anything to the contrary, the SHAREHOLDERS shall implement the principles of the King Corporate Governance Rules from time to time.
10
Executive Committees
10.1 In no way derogating from the provisions of clause 9 supra and subject to the rights of CROWN in clause 10.2 infra, the BOARD shall establish with effect from the CLOSING DATE, such management structures from time to time as may be necessary to address the day to day functional operations of the
BUSINESS and to this end shall establish committees and appoint such parties as the BOARD may from time to time determine to represent it and/or the SHAREHOLDERS on such committees and to remove and substitute any such appointees. In no way derogating from the aforegoing, the first committees and the first appointees thereto shall be as follows:-
10.1.1
Production Committee - this committee shall be headed by the
Joint Heads of Production of the BUSINESS, namely Charles
Symons and Basie Maree, in addition whereto Henry Gouws will be appointed the Production General Manager, who shall be
obliged to report directly to the Joint Heads afore-referred to;

10.1.2
Projects and Feasibility Committee - this committee shall be headed by the Joint Heads of Projects and Feasibility of the
BUSINESS, namely Charles Symons and Lloyd Birrell. The Joint
Heads afore-referred to shall, if so desired, appoint a General
Manager who shall be obliged to report directly to them;
10.1.3 the Joint Heads of the committees referred to in 10.1.1 and 10.1.2 supra, shall if so determined by the BOARD, be appointed
thereto.
10.2
Notwithstanding anything to the contrary in 10.1 supra, CROWN shall have the right and option to appoint the General Manager, the Business Unit
Manager and the Financial Manager at the operational levels of the relevant committees from time to time.
11
General Meetings of the COMPANY
11.1
A quorum at meetings of members of the COMPANY shall be the two
SHAREHOLDERS, namely CROWN and ERGO URANIUM irrespective of
their percentage equity interests in the COMPANY.
11.2
If no quorum is present at any meeting of members of the COMPANY, the meeting shall be adjourned to the same day 7 (seven) days later at the same time and venue, or if that day is a Saturday, Sunday or public holiday, to the next succeeding business day, and if at the adjourned meeting a quorum is not present within fifteen minutes of the time of the meeting, members present shall constitute a quorum provided, however, that each of CROWN and
ERGO URANIUM are represented. Written notice of such adjournment specifying the business to be dealt with (items headed "general" shall be expressly excluded unless all the SHAREHOLDERS are present and expressly consent thereto in writing) at the adjourned meeting of members of the COMPANY, shall be given forthwith to each of its members. If written notice is not given to each of the SHAREHOLDERS, the adjourned meeting may not be held until notice is given in the manner herein set out. No resolutions of members shall be of any force and effect unless passed unanimously by the members.
11.3 A member entitled to attend and vote at a meeting of members is entitled to appoint a proxy to attend, speak and on a poll vote in its stead. The following provisions shall be applicable in regard thereto:-
11.3.1 the instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorised in writing, or, if the appointer is a body corporate, under the hand of an officer or agent authorised by the body corporate. A proxy need not be a member of the COMPANY. The holder of a general or special
power of attorney, whether he is himself a member or not, given by a member shall be entitled to attend meetings and to vote, if duly authorised under that power to attend and take part in the meetings;

11.3.2 the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the COMPANY not less than forty-eight hours before the time for holding the meeting at which the person named in the instrument proposes to vote, and in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of six months from the date when it was signed, unless so specifically stated in the proxy itself, and no proxy shall be used at an adjourned meeting which could not have been used at the original meeting;
11.3.3 The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit:-
Ergo Mining (Proprietary) Limited
I/We,
……………………………………………………………………of
…………………………………………………………………………….
. being a member of Ergo Mining (Proprietary) Limited, hereby appoint ………………………………..………………… of
………………………………………………….. or failing him
……………………………………………………………...………… of
………………………………………………..…….. or failing him,

……………………………………………………………………….. of
……………………………………….…………………………………
as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting or general meeting (as the case may be)
of the company to be held on the ……….. day of
……………………… and at any adjournment thereof as follows:
Abstained In favour of Against
Resolution to ………. ………. ………..
Resolution to ………. ………. ……….
Resolution to ………. ………. ……….
(Indicate instruction to proxy by way of a cross in space provided above).
Unless otherwise stated, my proxy may vote as he thinks fit.
11.4 Resolutions of members of a general meeting in order to be of force or effect shall in the case of:-
11.4.1
2 (two) SHAREHOLDERS be passed unanimously; or
11.4.2
more than 2 (two) SHAREHOLDERS, be passed by members
holding in the aggregate not less than 75% (seventy-five per centum) of the total issued share capital of the COMPANY.

11.5
A round robin resolution of the members of the COMPANY signed by all members shall be as valid and effective as if it had been passed at a properly constituted meeting and provided that the resolution has been passed unanimously.
12.
Employees
12.1
Subject to the prior written consent of the BOARD or its delegated Executive
Committee, it is the intention of CROWN (on its own behalf or on behalf of
ERPM and in which event CROWN shall procure compliance thereof) on the one hand and ERGO URANIUM on the other that certain of their respective employees may be seconded by it/them to attend to certain of the business functions of the COMPANY. To such end such persons will remain in the employ of CROWN and/or ERPM or ERGO URANIUM, as the case may be, but shall be remunerated by the COMPANY on such terms and conditions as shall be determined by CROWN (on its own behalf or on behalf of ERPM) or
ERGO URANIUM on the one hand and the COMPANY on the other.
12.2 In no way derogating from the aforegoing, it is recorded that cash bonuses will be paid to seconded employees based on the prevailing DRD SA bonus dispensation from time to time, unless determined by the BOARD to the contrary.

13.
LOAN ACCOUNTS
13.1
Each SHAREHOLDER shall be obliged to procure that the MANDATORY
LOANS (that is as reflected in the respective FACILITIES AGREEMENTS)
are advanced as soon as possible after the CLOSING DATE. Such amounts shall be credited to the respective LOAN ACCOUNTS of the
SHAREHOLDERS and in the case of the MANDATORY LOANS, to accounts in the names of DRD SA and MINTAILS SA respectively and which loans shall accord to the terms and conditions of the FACILITIES AGREEMENTS.
13.2 To the extent that any further funds may be required in the future by the
COMPANY from time to time to finance its activities, and to the extent that same are not obtainable upon bank overdraft or from any other source upon customary terms applicable at the time, or to the extent that the COMPANY may not wish to avail itself of bank overdraft facilities or facilities from any other source, same may, subject to the decision of the BOARD, be furnished by way of cash to be lent and advanced to the COMPANY by any willing
SHAREHOLDER for the credit of its LOAN ACCOUNT and which advance shall be on such terms and conditions as may then be agreed upon.
13.3
Any amount owing on LOAN ACCOUNT which is disparate to the other
LOAN ACCOUNTS based upon the shareholding ratio of the
SHAREHOLDERS shall in respect of the excess only, attract and be paid interest monthly in arrear at 2% (two per centum) above the prime overdraft rate as charged from time to time by the COMPANY's bankers or, if it has no overdraft, as charged by the said bankers to its best corporate customers on an unsecured basis. In the alternative, the SHAREHOLDER not advancing
“the excess amount” will be entitled to dilute its SHAREHOLDING UNIT to cater therefor but irrespective of the then different shareholdings of the
SHAREHOLDERS all their voting rights, be it of their nominees on the
BOARD or as members per se, shall remain equal and will in each instance still require unanimity save as provided in clause 11.4 to the contrary and save that notwithstanding anything to the contrary the consent of the then minority SHAREHOLDER to a dividend distribution or the repayment of any
LOAN ACCOUNT, in whole or in part, shall be required but shall not be capable of being unreasonably withheld or delayed.
13.4
Any amount owing on LOAN ACCOUNT shall be fixed and shall not be reclaimable by the SHAREHOLDER/S to whom same is owing, save with the prior written consent of the BOARD unless terms other than the above have been specifically agreed upon and recorded at the time the cash is lent and advanced, or unless the cash held at the relevant time by the COMPANY exceeds three times the monthly working capital requirements of the
COMPANY as confirmed by the AUDITORS and in the absence of
agreement, as determined and confirmed by an independent external auditor, and in which event such repayment shall in the first instance be appropriated to reduce the disparity in the LOAN ACCOUNTS of the SHAREHOLDERS based upon the ratio of their shareholdings in the COMPANY and thereafter in such ratio. Notwithstanding the aforegoing, where the LOAN ACCOUNTS are disparate, the COMPANY shall as soon as possible pay the excess portion so as to bring the LOAN ACCOUNTS into their proper shareholding ratios.

13.5
Nothing hereinbefore contained shall preclude a SHAREHOLDER from calling up its LOAN ACCOUNTS in the event of the judicial management or liquidation (voluntary or compulsory) of the COMPANY or in the event of its effecting any offer of compromise in terms of the COMPANIES ACT, or in the event of any final judgment being obtained against the COMPANY which shall remain unsatisfied for a period of 14 (fourteen) days thereafter.
14.
Mutual Indemnities
14.1 Insofar as any guarantees, suretyships or indemnities (collectively referred to as 'the guarantees') are at any time given (it being acknowledged that the same shall only be given subject to the unanimous consent of the
SHAREHOLDERS) on behalf of the COMPANY by any SHAREHOLDER,
any amounts to be paid under the same shall be borne and paid by the
SHAREHOLDERS in proportions equal to their shareholding of shares in the
COMPANY and they hereby indemnify each other accordingly.
14.2 Insofar as any guarantees may be furnished pursuant to 14.1 supra, same shall as far as possible be on a non-joint and several basis.
15.
Dividend Policy
The dividend policy of the COMPANY shall be determined by the BOARD from time to time and shall be subject to the following criteria:-

15.1 due regard shall at all material times be had to the prudent ongoing requirements of the COMPANY;
15.2
any disparity in the LOAN ACCOUNTS shall be extinguished as a first charge from available funds;
15.3 subject to the overriding provisions of clauses 15.1 and 15.2 supra, an annual dividend shall be declared as soon as reasonably possible after the audited financial statements of the COMPANY, in respect of the financial year or period in question, are issued to the SHAREHOLDERS;
15.4
that the COMPANY has sufficient cash on hand to pay such dividends. It shall not be competent for the COMPANY to undertake borrowings for such purpose;
15.5 that the amount of the dividend so declared shall be paid within a period of 30
(thirty) days thereafter.
16.
Administration
The day to day administration of the COMPANY shall fall to be dealt with by the
Executive Committees referred to in clause 10 supra until such time as the BOARD appoints a chief executive officer, who in turn shall be answerable to the BOARD. In no way derogating from the aforegoing, the decisions of the BOARD in regard to the aforegoing shall at all times be subject to the overriding entrenched provisions set forth in clause 17 infra.

17.
Entrenched Provisions
Notwithstanding anything to the contrary in the AGREEMENT or the Articles of
Association of the COMPANY contained, no decision shall be made and no action shall be taken in regard to any matter set forth hereafter by the COMPANY or by any director except in terms of an unanimous resolution of the full BOARD, in the absence whereof the matter in issue shall be referred for decision to a properly convened and constituted general meeting of the COMPANY and which shall require the unanimity of the SHAREHOLDERS [save where there are more than 2 (two) SHAREHOLDERS, in which event it shall require the approval of members holding in the aggregate not less than 75% (seventy-five per centum) of the total issued share capital of the COMPANY]
to be effective:-
17.1 any variation, amendment or alteration to the memorandum or articles of association of the COMPANY or the capital structure thereof save as may be provided in the AGREEMENT to the contrary;
17.2
the voluntary liquidation of the COMPANY;
17.3 any material change in the accounting policy as used for the audited financial statements of the COMPANY;
17.4 the issue of any shares (or convertible instruments of debt - irrespective of the format thereof) by the COMPANY, whether or not pursuant to a rights issue or the creation of any share trust or otherwise;

17.5
the acquisition or incorporation by the COMPANY of any direct or indirect subsidiaries;
17.6 the cessation or variation of any material aspect of the business of the
COMPANY;
17.7 the granting of any share options or the conclusion of any profit-sharing arrangements by the COMPANY not identified in the annual business plan and budget such as, inter alia, bonus and other staff incentive schemes;
17.8
the appointment or removal of the AUDITORS save for the initial appointment as provided in clause 7.1 supra;
17.9
the appointment and removal of any director of the COMPANY;
17.10 the appointment and removal of any member of any Executive Committee;
17.11
the DISPOSITION of any major asset of the COMPANY;
17.12
the listing of the COMPANY on any recognised Stock Exchange;
17.13
the repayment of any LOAN ACCOUNT in the absence of any written agreement to the contrary; and
17.14
the DISPOSITION of the controlling interest in any SHAREHOLDER as provided in clause 19.3 infra.

18.
BEE
18.1
The SHAREHOLDERS record that their present structures are such that they satisfy the prevailing BEE requirements under the MPRDA and that they will at all times during the subsistence of the AGREEMENT ensure that such position is maintained.
18.2
Notwithstanding the aforegoing, should the DME at any point in time justifiably require the SHAREHOLDERS to admit BEE investors directly into the
COMPANY, then and in such event the PARTIES reciprocally warrant in favour of each other that they will use their best endeavours to do so, by restructuring the COMPANY (on a basis whereby there will be an equal dilution of their respective shareholdings) in order to facilitate the aforegoing and on a basis which will facilitate a significant holding [not less than 26%
(twenty six) per centum] of the total issued share capital of the COMPANY being held by a BEE entity and/or BEE Trust whereby the latter will enjoy
BOARD representation and in which event the AGREEMENT shall be amended in order to provide therefor.
18.3
In the event of the admission of a BEE member to the COMPANY, all decisions of members shall require the approval of members holding in the aggregate not less than 75% (seventy-five per centum) of the total issued share capital of the COMPANY, to be effective.
18.4
The PARTIES acknowledge and agree that the implementation of the provisions of clause 18.2 supra shall not constitute or be deemed to constitute a trigger event for the exercise by any SHAREHOLDER of a pre-emptive right as more fully set forth in clause 19 infra.
19.
Pre-Emption
19.1
Should a SHAREHOLDER intend to dispose of its SHAREHOLDING UNIT, such SHAREHOLDER shall give notice in writing ("the transfer notice") to the other SHAREHOLDER (by either prepaid registered post or by personal delivery) of its desire to dispose of its SHAREHOLDING UNIT (which shall be indivisible as to the shares and LOAN ACCOUNT). Thereupon the following terms and conditions shall apply:-
19.1.1 for a period of 60 (sixty) days from the date of receipt of the transfer notice ("the notice date"), the other SHAREHOLDER shall have the right and option to acquire the SHAREHOLDING UNIT
of the giver of the notice ("the transferor") upon the following terms and conditions:-
19.1.1.1 the value of, and accordingly the price payable for, the transferor's SHAREHOLDING UNIT shall be specified
by the transferor in the transfer notice together with
any other terms or conditions applicable thereto and in
the absence of agreement, the value shall be the
VALUATION;
19.1.1.2
the other SHAREHOLDERS shall have the right to
acquire the transferor's SHAREHOLDING UNIT in the

proportions pro rata to their own shareholdings in the
COMPANY and if any one SHAREHOLDER declines
to exercise such right, the remaining
SHAREHOLDERS may then acquire pro rata the
whole of the transferor's SHAREHOLDING UNIT;
19.1.1.3 notwithstanding anything set forth above, the other
SHAREHOLDERS cannot acquire only a portion of
the transferor's SHAREHOLDING UNIT, but must
acquire the whole of it (as provided in 19.1.1.2 supra),
and if the whole of it is not acquired by the other
SHAREHOLDERS, then the other SHAREHOLDERS
shall be deemed to have elected not to acquire the
transferor's SHAREHOLDING UNIT - by agreement
between all the SHAREHOLDERS the transferor shall
be entitled to sell portion of its SHAREHOLDING UNIT
and not necessarily the whole of it;
19.1.1.4
the acquiring SHAREHOLDER/S shall within a period
of 30 (thirty) days after the date of the acquisition, pay
the amount due by them/it in cash against transfer and
cession of the transferor's SHAREHOLDING UNIT;
19.1.1.5
prior to the transfer of the transferor's
SHAREHOLDING UNIT to the acquiring
SHAREHOLDER/S, the other SHAREHOLDER/S

shall (if possible) obtain the discharge of the transferor
or its nominees from any liability under all or any
guarantees, suretyships or indemnities (the
guarantees) given or made by the transferor or its
nominees in respect of the obligations of the
COMPANY.  Should release of all such guarantees
not be obtainable by the other SHAREHOLDER/S,
then on transfer of the transferor's SHAREHOLDING
UNIT the other SHAREHOLDER/S indemnify/ies the
transferor against all claims of whatsoever nature and
kind and howsoever arising, from any such
guarantees.
19.1.2
19.1.2.1
In the event that the other SHAREHOLDERS do not
exercise the right to acquire the transferor's
SHAREHOLDING UNIT, then at the expiration of the
aforesaid period of 60 (sixty) days, the transferor shall
be entitled to dispose of its SHAREHOLDING UNIT to
any outside party, but such disposition shall in no
circumstances be on terms or at a price more
favourable than those upon which the other
SHAREHOLDERS could have acquired the said
SHAREHOLDING UNIT, and such disposition shall be
to an individual, firm or company acceptable to the

other SHAREHOLDERS (which acceptance shall not
be unreasonably withheld and the onus in this regard
shall at all times rest on the transferor) and subject to
such individual, firm or company (and which shall
include all the directors and major shareholders
thereof) binding himself to the terms and conditions
hereof in substitution for the transferor.
19.1.2.2 In the event of the transferor deciding to dispose of its
SHAREHOLDING UNIT to an outside person on terms
and at a price more favourable than those upon which
the other SHAREHOLDERS could have acquired its
SHAREHOLDING UNIT, then the other
SHAREHOLDERS shall have a further right and
option to acquire the transferor's SHAREHOLDING
UNIT at a price and on the terms offered by such
bona
fide outside party. Such further option shall be
available for acceptance by the other
SHAREHOLDERS for a period of 14 (fourteen) days
from the date of receipt by the other
SHAREHOLDERS of written notice from the
transferor, which notice shall state the name of the
outside party and full details of all the other terms of
acquisition offered by such outside party.

19.1.2.3 In the event of such transfer notice being given and no sale eventuating to the other SHAREHOLDERS or the
outside party within the time periods stated, then the
transfer notice shall be deemed to have been
withdrawn and any SHAREHOLDER desiring to
dispose of its SHAREHOLDING UNIT shall be obliged
to carry out the provisions of this agreement relative to
the disposition of a SHAREHOLDING UNIT, de novo.
19.2 Should an application be made for the provisional or final liquidation of the estate of any SHAREHOLDER, it shall be deemed to have offered to dispose of its SHAREHOLDING UNIT mutatis mutandis on the same terms and conditions contained in sub-clause 19.1.1 supra. The offer shall be deemed to have been made 1 (one) day prior to the date of the happening of the event afore-mentioned and shall be open for acceptance by the remaining
SHAREHOLDER during the ensuing 60 (sixty) day period.
19.3
19.3.1
"Control” for the purposes of this clause 19.3 shall mean a
holding or aggregate holdings of shares or other securities or other beneficial interests in a company or trust or corporation or other vehicle (collectively “the entity”) entitling the holder thereof to exercise, or cause to be exercised, directly or indirectly, 35%
(thirty five per centum) or more of the voting rights at meetings of the members of the entity irrespective of whether such holding or holdings confer de facto control and “controlling” shall have a corresponding meaning.
19.3.2
Should the extant controlling members of an entity constituting the controlling member of a SHAREHOLDER (“Party A”) at any
time after the CLOSING DATE wish to DISPOSE of their
controlling interest in the entity, then and in such event they shall require the written consent of the remaining
SHAREHOLDER (“
Party B”) as a pre-requisite thereto, failing
which such DISPOSITION or intended DISPOSITION shall ipso
facto constitute an offer by Party A to sell its SHAREHOLDING
UNIT to Party B on the basis set forth in sub-clause 19.1 supra.
19.3.3 In no way derogating from the aforegoing, it is fundamental to the conclusion of the AGREEMENT that if the entity has a
controlling BEE member, then and in such event Party A and
Party B shall use their reasonable commercial endeavours to
ensure that the BEE status of the COMPANY is in some form or another maintained.
19.4 In no way derogating from 19.3 supra, should DRDGold Limited (which is the ultimate holding company of CROWN) or should MINTAILS AUS (which is the ultimate holding company of ERGO URANIUM) and neither of which has a controlling shareholder, at any time after the CLOSING DATE be the subject of a change in control as defined in 19.3 supra, then the affected
SHAREHOLDER, that is either CROWN or ERGO URANIUM, as the case may be (“Party C”) shall be deemed to have granted the other
SHAREHOLDER (“Party D”) an irrevocable call option to acquire the
SHAREHOLDING UNIT of Party C within a period of 30 (thirty) days after the event giving rise to the change in control, at the VALUATION, and if exercised within such period the provisions of clauses 19.1.1.4 and 19.1.1.5 supra shall apply, mutatis mutandis, thereto. Should the call option not be exercised timeously then, in the absence of any written extension thereof, it shall lapse and be of no further force or effect.
19.5 Notwithstanding anything to the contrary in 19.1 to 19.4 supra, should a
DISPOSITION by a SHAREHOLDER of its SHAREHOLDING UNIT as
hereinbefore provided, or the liquidators of the insolvent estate, as the case may be, either fail to offer the shares for sale or fail within a reasonable period after the acceptance of the offer or the determination of the price, whichever event occurs later, to deliver the identified shares and cession of the identified
LOAN ACCOUNT to the accepting members/transferees, any director of the
COMPANY for the time being is irrevocably authorised to offer the
SHAREHOLDING UNIT for sale or to effect the transfer and cession of the
SHAREHOLDING UNIT against receipt of the purchase price on behalf of the transferor. The receipt of the COMPANY for the purchase price shall be a valid discharge to the accepting members/transferees.
20.
Breach Provisions
20.1
Should any of the PARTIES commit a breach of any of the provisions of the
AGREEMENT which are applicable to it, then and in such event and save where provided elsewhere to the contrary in the AGREEMENT, the aggrieved
PARTY/IES shall be obliged to afford the guilty PARTY/IES a period of 30
(thirty) days written notice (calculated from the date of receipt thereof) within which to remedy the breach {or such longer period, not to exceed a further 30
(thirty) days, should the breach not be reasonably capable of being remedied within the first period of 30 (thirty) days}, failing which the aggrieved
PARTY/IES shall then be entitled at its sole and absolute discretion, subject to 20.2 infra, to cancel the AGREEMENT and claim damages, alternatively to abide thereby and claim damages without prejudice to any other rights then vested in the aggrieved PARTY/IES in law.
20.2 Notwithstanding anything to the contrary in 20.1 supra, the aggrieved
PARTY/IES shall only be entitled to cancel the AGREEMENT if the breach is of a material nature and strikes at the roots of the AGREEMENT and cannot otherwise be reasonably remedied by monetary compensation, alternatively if such compensation is claimed and not paid.
21.
Signing Powers
21.1 All cheques or contracts or other documents required to be signed by or for and on behalf of the COMPANY shall be made and signed, as the case may be, under the joint signatures of any 2 (two) authorised signatories.
21.2
A resolution of a general meeting of the COMPANY shall be entitled to revoke or amend the aforegoing authority from time to time.

22.
Listing on an approved stock exchange
22.1
If at any time the SHAREHOLDERS resolve to apply for a listing of the
COMPANY (directly or through a special purpose vehicle) on any stock exchange (the “Exchange”), the PARTIES each undertake to support such application and accordingly jointly undertake to:-
22.1.1 vote (in accordance with the provisions of clause 11.4 supra) in favour of:-
22.1.1.1 the listing; and
22.1.1.2 all resolutions to increase or otherwise alter the share capital of the COMPANY as may be necessary for the
purposes of such listing;
22.1.2 to enter into, in anticipation of such listing:-
22.1.2.1 such voting pool and other agreements as may be
determined by the SHAREHOLDERS acting
reasonably or as required by the Exchange and
covering, inter alia, the pre-emptive rights of all the
SHAREHOLDERS and a reasonable restriction on the
sale of any listed shares;
22.1.2.2
any variation of the AGREEMENT which will be
necessitated by the listing.

22.2 Notwithstanding anything to the contrary in 22.1 supra, should any dispute arise between the SHAREHOLDERS as to either the modus operandi for a listing or the terms and conditions thereof which they are unable to resolve amongst themselves, then and in such event same shall be referred to The
Standard Bank of South Africa Limited (Corporate Banking Division) for
determination and whose decision in such regard shall be final and binding on the PARTIES.
23.
Good Faith and Implementation
23.1
The PARTIES undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the AGREEMENT.
23.2
The PARTIES shall at all times during the continuance of the AGREEMENT observe the principles of good faith towards one another in the performance of their obligations in terms of the AGREEMENT. This implies, without limiting the generality of the aforegoing, that:-
23.2.1
they will at all times during the term of the AGREEMENT act
reasonably, honestly and in good faith;
23.2.2
they will perform their obligations arising from the AGREEMENT diligently and with reasonable care; and

23.2.3 they will make full disclosure to each other of any matter that may affect the execution of the AGREEMENT or its implementation
from time to time.
24.
Admission of new members
To the extent that any new members may be admitted as such to the COMPANY at any time after the CLOSING DATE, then and in such event it shall be a pre-requisite of such admission that such party subscribes his/its agreement in all respects to the
AGREEMENT, modified where necessary, and in the absence thereof no shares in the
COMPANY shall be capable of being transferred or issued to it save with the consent in writing of all the then SHAREHOLDERS. In no way derogating from the aforegoing, the PARTIES shall at all times be obliged to take into consideration the prevailing BEE criteria so as to ensure that the COMPANY complies with all DME requirements.
25.
Duration
The AGREEMENT shall remain in force for so long as either CROWN or ERGO
URANIUM is a SHAREHOLDER.
26.
Dispute Resolution
26.1
Any dispute arising out of or in connection with the AGREEMENT or the subject matter of the AGREEMENT including without limitation any dispute concerning:-
26.1.1
the existence of the AGREEMENT apart from this clause 26;

26.1.2
the interpretation and effect of the AGREEMENT and the
ANCILLARY AGREEMENTS;
26.1.3
the PARTIES’ respective rights and obligations under the
AGREEMENT, the ANCILLARY AGREEMENTS and under the
TERM SHEET;
26.1.4
the rectification of the AGREEMENT;
26.1.5
the breach, termination or cancellation of the AGREEMENT or
any matter arising out of breach, termination or cancellation thereof;
26.1.6 damages in delict, compensation for unjust enrichment of any other claim, whether or not the rest of the AGREEMENT (apart from this clause) is valid and in force,
shall in the first instance be referred for joint consideration and possible resolution to the following persons in the following order of priority:-
•
to the Chief Executive Officer of ERPM on the one hand and the Chief
Executive Officer of ERGO URANIUM on the other hand; thereafter
•
to the Chief Executive Officer of DRD SA and the Chief Executive
Officer of MINTAILS SA; thereafter

•
to the Chief Executive Officer of DRDGold Limited and the Chief
Executive Officer of MinTails Limited of Australia.
Should these officers not be able to resolve the dispute, then they shall, by agreement, appoint an independent third party to act as a mediator, and not as an arbitrator, to mediate in the resolution of the dispute. Should they not be able to agree on the mediator, then the mediator shall be selected by the
Chairman of the Arbitration Foundation of Southern Africa (“AFSA”). Should
the dispute not be resolved in this manner, then the dispute shall be decided by arbitration as set out in clauses 26.2 to 26.9 infra.
26.2
If any PARTY requires a dispute to be referred to arbitration after the mediation referred to in clause 26.1 supra has not been able to resolve a dispute, that PARTY shall notify the other PARTY/IES in writing, identifying the dispute and setting out the relief required.
26.3 Within 30 (thirty) days of receipt of the notice referred to in clause 26.2 above, the PARTIES shall agree on the arbitrator. If agreement is not reached within
30 (thirty) days after any PARTY, in writing, called for agreement, the arbitrator shall be appointed by the Chairman of AFSA. The arbitrator appointed must be, taking into account the nature of the dispute, suitably qualified to deal with the matter and be totally independent of the PARTIES and not have represented any of the PARTIES at any prior stage.
26.4
The arbitration shall be held in Johannesburg and the PARTIES shall endeavour to ensure that it is completed, if possible, within 120 (one hundred and twenty) days after the appointment of the arbitrator unless the arbitrator is of the opinion that an extended period is required therefor. Should the
PARTIES be unable to agree on the time parameters for the resolution of the dispute and should it then become necessary to pursue the same as envisaged by the AFSA Rules then, notwithstanding anything to the contrary therein contained, the time parameters as contained in the AFSA Rules shall be deemed substituted in their entirety by the Uniform Rules of the High Court of South Africa and in the event of any conflict, as determined by the presiding arbitrator.
26.5 The arbitrator need not strictly observe the principles of law and the rules of evidence and may decide upon the procedure to be followed in respect of the matters submitted to him according to what he considers equitable in the circumstances.
26.7 The proceedings in the arbitration shall as far as practicable take place in private and be kept confidential.
26.7
The PARTIES shall be entitled to legal representation at the arbitration.
26.8 The arbitrator shall decide the dispute and hand down a written decision no later than 30 (thirty) days after the completion of the arbitration proceedings unless the PARTIES agree to the contrary. Any PARTY aggrieved at the arbitrators’s decision shall be entitled to require the decision to be referred to an appeal panel of 3 (three) retired judges, one selected by each of the
PARTIES to the dispute and the remaining judge who shall be appointed by the 2 (two) nominated retired judges and who shall act as the chairman of the panel. The procedures to be followed in connection with the appeal process shall be determined in accordance with those prescribed by AFSA unless the
PARTIES agree to the contrary.
26.9
The provisions of this clause shall not preclude any PARTY from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.
27.
Signature of Documents
In no way derogating from any other provision of the AGREEMENT, the PARTIES reciprocally undertake that they will do all things in their power and use their best endeavours, including the convening and holding of all necessary meetings of the
BOARD and the COMPANY, the passing of all necessary resolutions and the execution and registration, wherever applicable, of whatever servitudes or similar such documents may be required, in order to give effect to the AGREEMENT and the
ANCILLARY AGREEMENTS.
28.
Regulatory Matters
The PARTIES shall respectively co-operate with each other to ensure that all information necessary or desirable for the making of (or responding to any requests for further information consequent upon) any notification or filings made in respect of the
AGREEMENT or the transactions contemplated by the ANCILLARY AGREEMENTS,

is supplied to the third party dealing with such notifications and filings and that they are properly, accurately and promptly made.
29.
Announcements/Confidentiality
29.1
No announcements of or in connection with the AGREEMENT shall be made by any of the PARTIES without the prior written concurrence of the others which shall not be unreasonably withheld where same are required to comply with any statutory requirements.
29.2
The PARTIES agree and undertake at all times to respect the confidentiality of the AGREEMENT and not to disseminate the contents thereof in any manner to third parties other than the bona fide professional advisors of the
PARTIES from time to time.
30.
No Partnership
Nothing in the AGREEMENT shall be deemed to constitute a partnership between the
PARTIES or constitute any PARTY the agent of any other PARTY for any purpose.
31.
Clause Headings
The clause headings to the AGREEMENT are for reference purposes only and do not bear upon the interpretation of the AGREEMENT. If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition, effect shall be given to it as if it were a substantive provision in the body of the AGREEMENT.

32.
Domicilia
32.1
The PARTIES hereby choose domicilia citandi et executandi for all purposes under the AGREEMENT at the addresses set opposite their respective names hereunder:-
32.1.1
CROWN - 4 Ebsco House, 299 Pendoring Avenue,
Blackheath, Johannesburg 2195 - telefax number 011 476-2637;
32.1.2
ERGO URANIUM - 1
st
Floor, North Wing, Lord Charles Office
Park, 337 Brooklyn Road, Pretoria 0002 - telefax number 012
346-4409,
with copies in both instances to Feinsteins Attorneys, 10
th
Floor, JD House, 27
Stiemens Street, Braamfontein, Johannesburg 2001 - telefax number 011
712-0712.
32.2
Any notice to either party shall be addressed to such PARTY at its domicilium aforesaid and either sent by telefax or delivered by hand. In the case of any notice -
32.2.1 sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the date of the successful transmission thereof if a business day, otherwise the next following business day;

32.2.2 delivered by hand, it shall be deemed to have been received, unless the contrary is proved on the date of delivery, provided such date is a business day or otherwise on the next following business day.
32.3
Either PARTY shall be entitled, by notice to the other, to change its domicilium to another address in the Republic of South Africa, provided that the changes shall only become effective 14 (fourteen) days after service of the notice in question.
32.4 Notwithstanding anything to the contrary hereinbefore contained, a written notice or communication actually received by either of the PARTIES from the other, including by way of telefax transmission, shall be adequate written notice or communication to such PARTY.
33.
Non-Variation
33.1
No variation or amendment of the AGREEMENT will be of any force or effect unless reduced to writing and signed by all the PARTIES.
33.2
No consensual termination of the AGREEMENT will be of any force or effect unless reduced to writing and signed by all the PARTIES.
33.3
No waiver or abandonment of any PARTY's rights arising from the
AGREEMENT, accrued or otherwise, will be of any force or effect as against such PARTY unless such waiver or abandonment is reduced to writing and signed by the PARTY waiving and abandoning such rights.
33.4
No oral statements and no conduct by a PARTY relating to any purported variation, amendment, cancellation, waiver or abandonment will estop a
PARTY from relying upon the formalities prescribed in the preceding sub-
clauses of this clause.
33.5
Neither of the PARTIES shall be entitled, without the prior written consent of the other which shall not be unreasonably withheld, to cede or assign any of its rights or delegate any of its obligations arising out of the AGREEMENT save that the onus of proof that the consent is being unreasonably withheld, shall rest on the PARTY seeking the cession and assignment.
34.
Costs
The costs hereof and incidental hereto shall be borne and paid by the
SHAREHOLDERS in equal shares.
35.
Severability of Contract
In the event of any provisions of the AGREEMENT being invalid, such provision/s shall be regarded as severable from the remainder of the AGREEMENT which shall remain of full force and effect.

36.
Governing Laws
Irrespective of where the AGREEMENT may be signed by either of the PARTIES, the
AGREEMENT shall in all respects be interpreted, governed and implemented in accordance with the laws of South Africa.
37.
Whole Agreement
The AGREEMENT which shall supersede any prior agreements or any one or more thereof in relation to the COMPANY, constitutes the entire contract between the
PARTIES and no amendment or consensual cancellation of the AGREEMENT or any provision or term thereof, and no extension of time, waiver, relaxation or suspension of any of the provisions or terms of the AGREEMENT, shall be of legal efficacy save insofar as the same is reduced to writing and signed by the PARTIES.
38.
Counterparts
The AGREEMENT may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the AGREEMENT in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.

Thus done and signed by CROWN at Johannesburg on this the 15 th
day of August 2008, in
the presence of the undersigned witnesses.
As witnesses:-
For: Crown Gold Recoveries (Proprietary)
Limited
1.
/s/TG Gwebu
director who by his signature warrants that
he is duly authorised hereto-
Thus done and signed by the ERGO URANIUM at Johannesburg on this the 15 th
day of
August 2008, in the presence of the undersigned witnesses.
As witnesses:-
For: Ergo Uranium (Proprietary) Limited
1.
/s/DAW van der Walt
director who by his signature warrants that
he is duly authorised hereto-
Thus done and signed by the ERGO MINING at Johannesburg on this the 15 th
day of August
2008, in the presence of the undersigned witnesses.
As witnesses:-
For: Ergo Mining (Proprietary) Limited
1.
/s/LD Birrell
director who by his signature warrants that
he is duly authorised hereto-

Annexe "A"
Extracts from the Minutes of a Meeting of the Board of Directors of Crown Gold Recoveries
(Proprietary) Limited, held at Johannesburg on the 15
th
day of August 2008

Resolved that :-
1.
The company enters into a shareholders
agreement with Ergo Uranium (Proprietary)
Limited in relation to Ergo Mining
(Proprietary) Limited upon the terms and
conditions contained in a draft of such
agreement which was tabled at this
meeting.
2.
Charles Methley Symons, in his capacity as
a director of the company, be and he is
hereby authorised to sign the said
agreement for and on behalf of the
company.
Certified True Extracts
Chairman of the Meeting

Annexe “B”
Extracts from the Minutes of a Meeting of the Board of Directors of Ergo Uranium (Proprietary)
Limited, held at Johannesburg on the 15
th
day of August 2008
__________________________________________________________________________
Resolved that :-
1.
The company enters into a shareholders
agreement with Crown Gold Recoveries
(Proprietary) Limited in relation to Ergo
Mining (Proprietary) Limited upon the terms
and conditions contained in a draft of such
agreement which was tabled at this
meeting.
2.
Diederik Albert Willem van der Walt, in his
capacity as a director of the company, be
and he is hereby authorised to sign the said
agreement for and on behalf of the
company.
Certified True Extracts
Chairman of the Meeting

Annexe "C"
Extracts from the Minutes of a Meeting of the Board of Directors of Ergo Mining (Proprietary)
Limited, held at Johannesburg on the 15
th
day of August 2008

Resolved that :-
1.
The company enters into a shareholders
agreement with Crown Gold Recoveries
(Proprietary) Limited and Ergo Uranium
(Proprietary) Limited upon the terms and
conditions contained in a draft of such
agreement which was tabled at this
meeting.
2.
Lloyd Dunbar Birrell, in his capacity as a
director of the company, be and he is
hereby authorised to sign the said
agreement for and on behalf of the
company.
Certified True Extracts
Chairman of the Meeting

Annexe “D”
Schedule of ANCILLARY AGREEMENTS
(vide clause 1.1.2 supra)
1.
Sale Agreement to be entered into by and between Ergo Uranium (Pty) Limited and
Ergo Mining (Proprietary) Limited in relation, inter alia, to the sale of the “Brakpan
Plants”.
2.
Mining User Contract to be entered into by and between Crown Gold Recoveries (Pty)
Limited, East Rand Proprietary Mines Limited, Elsburg Gold Mining Joint Venture,
Ergo Mining (Pty) Limited, Ergo Uranium (Pty) Limited and Mogale Gold (Pty) Limited
relating to the use, inter alia, of what has been defined as the “ERPM Assets” and the
“Ergo Mining Assets”.
3.
Elsburg Gold Mining Joint Venture Agreement to be entered into by and between East
Rand Proprietary Mines Limited and Mogale Gold (Pty) Limited.
4.
DRD SA FACILITY AGREEMENT.
5.
ERGO URANIUM FACILITY AGREEMENT.

Annexe “E”
Copy of DRD SA FACILITIES AGREEMENT
(vide clause 1.1.14 supra)

Annexe “F”
Copy of ERGO URANIUM FACILITY AGREEMENT
(vide clause 1.1.18 supra)